Filed Pursuant to Rule 424(b)(4)
Registration No. 333-195878

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Stock $0.001 par value per share	4,485,000	$101.00	$452,985,000	$58,344.47

(1)	Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. Represents deferred payment of the registration fees in connection with the registrant’s Registration Statement on Form S-3 (Registration No. 333-195878) being paid herewith.

Prospectus

3,900,000 shares

Common Stock

We are offering 3,900,000 shares of our common stock.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “SIVB”. On May 13, 2014 the closing sale price of our common stock on the NASDAQ Global Select Market was $102.42 per share.

	Per Share	Total
Public offering price	$101.00	$393,900,000
Underwriting discounts and commissions(1)	$4.04	$15,756,000
Proceeds to us, before expenses	$96.96	$378,144,000

(1)	See “Underwriting.”

We have granted the underwriters an option for a period of 30 days to purchase up to 585,000 additional shares of our common stock at the public offering price less the underwriting discounts and commissions to cover over-allotments.

We expect that delivery of the shares will be made on or about May 19, 2014.

Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Shares of common stock to be offered and sold pursuant to this prospectus will not be savings accounts, deposits or other obligations of any bank or non-bank subsidiary of ours and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Joint Book-Running Managers

J.P. Morgan	BofA Merrill Lynch

Co-Managers

Keefe, Bruyette & Woods A Stifel Company	RBC Capital Markets	Sandler O’Neill + Partners, L.P.

The date of this Prospectus is May 13, 2014

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than as contained or incorporated by reference in this prospectus or any free writing prospectus provided in connection with this offering. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus or any free writing prospectus provided in connection with this offering and in any documents incorporated by reference in this prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of any such document, or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since those dates. It is important for you to read and consider all the information contained in this prospectus, including the documents incorporated by reference herein or any free writing prospectus provided in connection with this offering, in making your investment decision.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and the documents incorporated herein by reference and does not contain all of the information that you need to consider in making your investment decision. You should read the following summary together with the more detailed information appearing in this prospectus and the documents incorporated herein by reference, including our consolidated financial statements and related notes and risk factors, before deciding whether to invest in shares of our common stock. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether an investment in the shares of our common stock is appropriate for you. When we refer to “SVB Financial Group,” the “Company”, “we,” “our,” “us” or use similar words, we mean SVB Financial Group and all of its subsidiaries collectively, including Silicon Valley Bank (the “Bank”), unless the context otherwise requires or expressly indicated. When we refer to “SVB Financial,” “SVBFG” or the “Parent” we are referring only to the parent company, SVB Financial Group.

SVB Financial Group

SVB Financial Group is a diversified financial services company, as well as a bank holding company and a financial holding company. SVB Financial was incorporated in the state of Delaware in March 1999. Through our various subsidiaries and divisions, we offer a variety of banking and financial products and services to clients across the United States, as well as in key international entrepreneurial markets. For 30 years, we have been dedicated to helping entrepreneurs succeed, primarily in the technology, life science, venture capital/private equity and premium wine industries. We provide our clients of all sizes and stages with a diverse set of products and services to support them throughout their life cycles.

We offer commercial and private banking products and services through our principal subsidiary, Silicon Valley Bank, which is a California state-chartered bank founded in 1983 and a member of the Federal Reserve System. Through its subsidiaries, the Bank also offers investment advisory, asset management, private wealth management, and brokerage services. Through our other subsidiaries and divisions, we also offer non-banking products and services, such as funds management and business valuation services. Additionally, we focus on cultivating strong relationships with firms within the venture capital and private equity community worldwide, many of which are also our clients and may invest in our corporate clients.

As of March 31, 2014, we had, on a consolidated basis, total assets of $29.7 billion.

We operate through 28 offices in the United States, as well as offices internationally in China, Hong Kong, India, Israel and the United Kingdom.

For reporting purposes, SVB Financial Group has three operating segments for which we report our financial information:

•	Global Commercial Bank is comprised of results from the following:

•

Our Commercial Bank products and services are provided by the Bank to commercial clients in the technology, life science and clean technology (energy and resource innovation) industries. The Bank provides solutions to the financial needs of commercial clients through credit, global treasury management, foreign exchange, global trade finance, and other services. It serves clients within the United States, as well as non-U.S. clients in key international entrepreneurial markets. In addition, the Bank and its subsidiaries offer a variety of investment services and solutions, including investment advisory and broker-dealer services.

•	Our Private Equity Division provides banking products and services primarily to our venture capital and private equity clients.

•

Our Wine practice provides banking products and services to our premium wine industry clients, and our Community Development Finance practice makes loans as part of our responsibilities under the Community Reinvestment Act. These practices are formerly known as SVB Specialty Lending.

•	SVB Analytics provides equity valuation services to companies and venture capital/private equity firms.

•	Debt Fund Investments include our investments in certain debt funds.

•

SVB Private Bank is the private banking division of the Bank, which provides banking products and a range of personal financial solutions for consumers. Our clients are primarily venture capital/private equity professionals and executive leaders of the innovation companies they support. We offer a customized suite of private banking services, including mortgages, home equity lines of credit, restricted stock purchase loans, capital call lines of credit and other secured and unsecured lending, as well as cash and wealth management services.

•

SVB Capital is the venture capital investment arm of SVBFG, which focuses primarily on funds management. SVB Capital manages funds (primarily venture capital funds) on behalf of third party limited partners and SVB Financial Group. The SVB Capital family of funds is comprised of funds of funds and direct venture funds. SVB Capital generates income for the Company primarily through management fees, carried interest arrangements and returns through the Company’s investments in the funds.

Other Information

Our principal executive offices are located at 3003 Tasman Drive, Santa Clara, California 95054, and our telephone number is (408) 654-7400. We maintain a website at www.svb.com. We are not incorporating the contents of, or information accessible through, our website into this prospectus, and you should not consider information on our website to be part of this prospectus.

THE OFFERING

Common Stock Offered by Us	3,900,000 shares

Common Stock Outstanding after the Offering	49,834,521 shares (1)

Over-allotment Option	585,000 shares

Use of Proceeds	We intend to use the net proceeds from this offering for general corporate purposes to support our plans to grow our business and operations. General corporate purposes may include working capital, capital expenditures and continued lending to clients through the Bank. See “Use of Proceeds.”

Risk Factors	You should carefully consider the risk factors contained in and incorporated by reference in this prospectus before making an investment decision. See “Risk Factors” beginning on page 7.

NASDAQ Global Select Market Symbol	“SIVB”

(1)	The number of shares of common stock outstanding after the offering assumes that the over-allotment option granted to the underwriters is not exercised.

The number of shares of common stock that will be outstanding after this offering is based on 45,934,521 shares outstanding as of March 31, 2014, and excludes:

•

1,418,373 shares of common stock issuable upon the exercise of options with a weighted average exercise price of $56.38 per share, and 675,462 shares of common stock issuable upon the vesting of restricted stock units, outstanding as of March 31, 2014;

•

1,748,947 shares of common stock available for future issuance under our 2006 Equity Incentive Plan, as of March 31, 2014 and an additional 2,000,000 shares of common stock approved at our 2014 Annual Meeting of Stockholders for future issuance under our 2006 Equity Incentive Plan; and

•	696,309 additional shares of common stock available for future issuance under our 1999 Employee Stock Purchase Plan, as of March 31, 2014.

Unless otherwise expressly stated or the context otherwise requires, information in this prospectus assumes that the over-allotment option granted to the underwriters is not exercised.

SUMMARY CONSOLIDATED FINANCIAL DATA

We present below our summary consolidated financial data. The summary consolidated statements of income data for 2011, 2012 and 2013 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary consolidated statements of income data for the three months ended March 31, 2013 and 2014 and the summary consolidated balance sheet data as of March 31, 2014 have been derived from our unaudited interim consolidated financial statements incorporated by reference in this prospectus. The unaudited consolidated financial data include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the financial information set forth in those statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and the results for the three months ended March 31, 2014, are not necessarily indicative of results to be expected for the full year or for any other period. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes, each included in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, incorporated by reference in this prospectus.

	For the years ended December 31,			For the three months ended March 31, (unaudited)
	2011	2012	2013	2013	2014
	(in thousands, except per share data and ratios)
Statements of Income Data:
Total interest income	$565,388	$648,718	$729,621	$171,014	$205,024
Total interest expense	39,111	30,854	32,277	7,845	8,696

Net interest income	526,277	617,864	697,344	163,169	196,328
Provision for loan losses	6,101	44,330	63,693	5,813	494

Net interest income after provision for loan losses	520,176	573,534	633,651	157,356	195,834
Total noninterest income	382,332	335,546	673,206	78,604	310,225
Total noninterest expense	500,628	545,998	621,680	149,014	172,436
Income before income tax expense	401,880	363,082	685,177	86,946	333,623
Income tax expense	119,087	113,269	139,058	26,401	58,917

Net income before noncontrolling interests	282,793	249,813	546,119	60,545	274,706
Net income attributable to noncontrolling interests	(110,891)	(74,710)	(330,266)	(19,654)	(183,405)

Net income available to common stockholders	$171,902	$175,103	$215,853	$40,891	$91,301

Earnings per common share-basic	$4.00	$3.96	$4.76	$0.91	$1.99
Earnings per common share-diluted	3.94	3.91	4.70	0.90	1.95

	For the years ended December 31,			For the three months ended March 31, (unaudited)
	2011	2012	2013	2013		2014
	(in thousands, except per share data and ratios)
Selected Financial Results:
Return on average assets	0.92%	0.82%	0.93%	0.74	%(1)	1.33	%(1)
Return on average SVBFG stockholders’ equity	11.87	10.09	11.20	8.89		17.63
Net interest margin	3.08	3.19	3.29	3.25		3.13
Net charge-offs to average total gross loans	(0.02)	0.31	0.33	0.20	(2)	0.74	(2)
Nonperforming assets as a percentage of total assets	0.18	0.17	0.20	0.19		0.09
Allowance for loan losses as a percentage of total gross loans	1.28	1.23	1.30	1.26		1.13
Capital ratios:
SVBFG total risk-based capital ratio	13.95%	14.05%	13.13%	14.59%		13.41%
SVBFG tier 1 risk-based capital ratio	12.62	12.79	11.94	13.3		12.35
SVBFG tier 1 leverage ratio	7.92	8.06	8.31	8.39		7.99
Average SVBFG stockholders’ equity to average assets	7.76	8.14	8.31	8.36		7.56

(1)	Ratio represents annualized consolidated net income available to common stockholders divided by quarterly average assets.
(2)	Presented on an annualized basis.

The information reported under the “as adjusted” column under each of the tables below gives effect to the sale by us of 3,900,000 shares of our common stock in this offering at the public offering price of $101.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2014 (unaudited)
	Actual	As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and due from banks	$3,862,464	$4,239,997
Investment securities	14,613,555	14,613,555
Loans, net of unearned income	10,833,908	10,833,908
Allowance for loan losses	(123,542)	(123,542)
Total assets	29,711,039	30,088,572
Total Deposits	25,476,905	25,476,905
Short-term borrowings	4,810	4,810
Long-term debt	454,770	454,770
Total SVBFG stockholders’ equity	2,094,000	2,471,533

	For the three months ended March 31, 2014 (unaudited)
	Actual	As Adjusted(1)
Capital Ratios:
SVBFG total risk-based capital ratio	13.41%	15.61%
SVBFG tier 1 risk-based capital ratio	12.35	14.55
SVBFG tier 1 leverage ratio	7.99	9.28
SVBFG tier 1 common equity ratio	12.06	14.26
SVBFG tangible common equity to tangible assets ratio	7.05	8.22

Bank total risk-based capital ratio	11.47	13.71
Bank tier 1 risk-based capital ratio	10.39	12.63
Bank tier 1 leverage ratio	6.72	8.05
Bank tier 1 common equity ratio	10.39	12.63
Bank tangible common equity to tangible assets ratio	6.20	7.45

(1)	For illustrative purposes, the “as adjusted” column assumes that 100% of the net proceeds of this offering is downstreamed from SVBFG to the Bank as equity. The actual amount to be downstreamed to the Bank has not yet been determined and will be subject to management’s discretion.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should carefully consider the following risks, together with the other information included or incorporated by reference in this prospectus before making an investment decision. Our business faces significant risks, including credit, market/liquidity, operational, legal/regulatory and strategic/reputation risks. The factors described below may not be the only risks we face and are not intended to serve as a comprehensive listing or be applicable only to the category of risk under which they are disclosed. The risks described below are generally applicable to more than one of the following categories of risks. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following factors actually occurs, our business, financial condition and/or results of operations could be materially and adversely affected.

Credit Risks

Because of the credit profile of our loan portfolio, our levels of nonperforming assets and charge-offs can be volatile. We may need to make material provisions for loan losses in any period, which could reduce net income and/or increase net losses in that period.

Our loan portfolio has a credit profile different from that of most other banking companies. The credit profile of our clients varies across our loan portfolio, based on the nature of the lending we do for different market segments. In our portfolios for emerging, early-stage and mid-stage companies, many of our loans are made to companies with modest or negative cash flows and/or no established record of profitable operations. Repayment of these loans may be dependent upon receipt by borrowers of additional equity financing from venture capitalists or others, or in some cases, a successful sale to a third party, public offering or other form of liquidity event. Over the past years, overall economic conditions have improved, particularly since the financial crisis of 2008. Venture capital financing activity, as well as mergers and acquisitions and initial public offerings – activities on which venture capital firms rely to “exit” investments to realize returns – have increased to healthier levels. If current economic conditions weaken or do not continue to improve, such activities may slow down in a meaningful manner, which may impact the financial health of our client companies. In such case, venture capital firms may provide financing in a more selective manner, at lower levels, and/or on less favorable terms, any of which may have an adverse effect on our borrowers that are otherwise dependent on such financing to repay their loans to us. Moreover, collateral for many of our loans often includes intellectual property, which is difficult to value and may not be readily salable in the case of default. Because of the intense competition and rapid technological change that characterizes the companies in the technology and life science industry sectors, the two sectors in which most of our borrowers reside, a borrower’s financial position can deteriorate rapidly.

Some of our loans to our larger clients (including those in our Corporate Finance practice which serves our large corporate clients, typically with annual revenues over $75 million) may be made to companies with greater levels of debt relative to their equity. We have been continuing to increase our efforts to lend to larger corporate and private equity clients, as well as to underwrite larger loans. These larger loans include loans equal to or greater than $20 million to a single client, which has over time represented, and continues to represent, an increasingly larger proportion of our total loan portfolio. Additionally, in recent periods, we have increased our efforts to make sponsor-led buyout loans, which are leveraged buyout or recapitalization financings that are typically sponsored by our private equity clients. These buyout loans tend to be larger in size, many of which individually are greater than $20 million. Increasing our loan commitments, especially larger loans, could increase the impact on us of any single borrower default.

We may also enter into financing arrangements with our clients, the repayment of which may be dependent on third parties’ financial condition or ability to meet their payment obligations. For example, we enter into factoring arrangements which are secured by our clients’ accounts receivable from third parties with whom they do business. We also make loans secured by letters of credit issued by other third party banks, or we enter into letters of credit discounting arrangements, the repayment of which may be dependent on the reimbursement by third party banks. These third parties may not meet their financial obligations to our clients or to us, which could have an adverse impact on us.

In our portfolio of venture capital and private equity firm borrower clients, many of our clients have lines of credit, the repayment of which is dependent on the payment of capital calls or management fees by the underlying limited partner investors in the funds managed by these firms. In recent periods, we have increased our efforts to make these capital call lines of credit. These limited partner investors may face liquidity issues or have difficulties meeting their financial commitments, especially during unstable economic times, which may lead to our clients’ inability to meet their repayment obligations to us.

We also lend primarily to venture capital/private equity professionals through SVB Private Bank. These individual clients may face difficulties meeting their financial commitments, especially during a challenging economic environment, and may be unable to repay their loans. We also lend to premium wineries and vineyards through our wine practice. Repayment of loans made to these clients may be dependent on overall wine demand and sales, or other sources of financing or income (which may be adversely affected by a challenging economic environment), and overall grape supply (which may be adversely affected by poor weather, drought, or other natural conditions). In January 2014, Governor Jerry Brown declared a drought emergency for the state of California due to extreme low levels of rainfall. Most of our clients’ wineries and vineyards are based in California. The drought and any restrictions on water usage may have a material adverse effect on our borrower clients in our Wine practice and their ability to repay their loans.

See “Loans” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Financial Condition” under Part I, Item 2 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 incorporated by reference in this prospectus.

Based on the credit profile of our overall loan portfolio, our level of nonperforming loans, loan charge-offs and allowance for loan losses can be volatile and can vary materially from period to period. Increases in our level of nonperforming loans or loan charge-offs may require us to increase our provision for loan losses in any period, which could reduce our net income or cause net losses in that period. Additionally, such increases in our level of nonperforming loans or loan charge-offs may also have an adverse effect on our capital ratios, credit ratings and market perceptions of us.

Our allowance for loan losses is determined based upon both objective and subjective factors, and may not be adequate to absorb loan losses.

As a lender, we face the risk that our borrower clients will fail to pay their loans when due. If borrower defaults cause large aggregate losses, it could have a material adverse effect on our business, results of operations and financial condition. We reserve for such losses by establishing an allowance for loan losses, the increase of which results in a charge to our earnings as a provision for loan losses. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the forecasts and establishment of loan losses are also dependent on our subjective assessment based upon our experience and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience or are otherwise inconsistent or out of pattern with regards to our credit quality assessments. Moreover, our regulators, as part of their supervisory function, periodically review our methodology, models and the underlying assumptions, estimates and assessments we use for calculating, and the adequacy of, our allowance for loan losses. Our regulators, based on their judgment, may conclude that we should modify our methodology or models, increase our allowance for loan losses and/or recognize further losses. There can be no assurance that our allowance for loan losses will be sufficient to absorb future loan losses or prevent a material adverse effect on our business, financial condition and results of operations.

The borrowing needs of our clients may be unpredictable, especially during a challenging economic environment. We may not be able to meet our unfunded credit commitments, or adequately reserve for losses associated with our unfunded credit commitments, which could have a material adverse effect on our business, financial condition, results of operations and reputation.

A commitment to extend credit is a formal agreement to lend funds to a client as long as there is no violation of any condition established under the agreement. The actual borrowing needs of our clients under these credit commitments have historically been lower than the contractual amount of the commitments. A significant portion of these commitments expire without being drawn upon. Because of the credit profile of our clients, we typically have a substantial amount of total unfunded credit commitments, which is reflected off our balance sheet. See Note 11 – “Off-Balance Sheet Arrangements, Guarantees and Other Commitments” of the “Notes to Interim Consolidated Financial Statements (unaudited)” under Part I, Item 1 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 incorporated by reference in this prospectus for additional details. Actual borrowing needs of our clients may exceed our expected funding requirements, especially during a challenging economic environment when our client companies may be more dependent on our credit commitments due to the lack of available credit elsewhere, the increasing costs of credit, or the limited availability of financings from more discerning and selective venture capital/private equity firms. In addition, limited partner investors of our venture capital/private equity fund clients may fail to meet their underlying investment commitments due to liquidity or other financing issues, which may impact our clients’ borrowing needs. Any failure to meet our unfunded credit commitments in accordance with the actual borrowing needs of our clients may have a material adverse effect on our business, financial condition, results of operations and reputation.

Additionally, we establish a reserve for losses associated with our unfunded credit commitments. The level of the reserve for unfunded credit commitments is determined by following a methodology similar to that used to establish our allowance for loan losses in our funded loan portfolio. The reserve is based on credit commitments outstanding, credit quality of the loan commitments, and management’s estimates and judgment, and is susceptible to significant changes. There can be no assurance that our reserve for unfunded credit commitments will be adequate to provide for actual losses associated with our unfunded credit commitments. An increase in the reserve for unfunded credit commitments in any period may result in a charge to our earnings, which could reduce our net income or increase net losses in that period.

Market/Liquidity Risks

Our current level of interest rate spread may decline in the future. Any material reduction in our interest rate spread, or a sustained period of low market interest rates, could have a material adverse effect on our business, results of operations or financial condition.

A major portion of our net income comes from our interest rate spread, which is the difference between the interest rates paid by us on amounts used to fund assets and the interest rates and fees we receive on our interest-earning assets. We fund assets using deposits and other borrowings. While we offer interest-bearing deposit products, a majority of our deposit balances are from our noninterest bearing products. Our interest-earning assets include loans extended to our clients, securities held in our investment portfolio, and excess cash held to manage short-term liquidity. Overall, the interest rates we pay on our interest-bearing liabilities and receive on our interest-earning assets, and our level of interest rate spread, could be affected by a variety of factors, including changes in market interest rates, competition, regulatory requirements, and a change over time in the mix of the types of loans, investment securities, deposits and other liabilities on our balance sheet.

Changes in key variable market interest rates, such as the Federal Funds, Prime, LIBOR or Treasury rates, generally impact our interest rate spread. While changes in interest rates do not produce equivalent changes in the revenues earned from our interest-earning assets and the expenses associated with our interest-bearing liabilities, increases in market interest rates will nevertheless likely cause our interest rate spread to increase. Conversely, if interest rates decline, our interest rate spread will likely decline. Sustained low levels of market interest rates, as we have been experiencing, could continue to place downward pressure on our net income levels. Unexpected or further interest rate changes may adversely affect our business forecasts and expectations.

Interest rates are highly sensitive to many factors beyond our control, such as inflation, recession, global economic disruptions, unemployment and the fiscal and monetary policies of the federal government and its agencies.

Any material reduction in our interest rate spread or the continuation of sustained low levels of market interest rates could have a material adverse effect on our business, results of operations and financial condition.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business, both at the SVB Financial and the Bank level. We require sufficient liquidity to meet our expected financial obligations, as well as unexpected requirements stemming from client activity and market changes. Primary liquidity resources for SVB Financial include cash flow from investments and interest in financial assets held by operating subsidiaries other than the Bank; to the extent declared, dividends from the Bank, its main operating subsidiary; and as needed, periodic capital market transactions offering debt and equity instruments in the public and private markets. Client deposits are the primary source of liquidity for the Bank. When needed, wholesale borrowing capacity supplements our liquidity in the form of short- and long-term borrowings secured by our portfolio of high quality investment securities, long-term capital market debt issuances and, finally, through unsecured overnight funding channels available to us in the Federal Funds market. An inability to maintain or raise funds through these sources could have a substantial negative effect, individually or collectively, on SVB Financial and the Bank’s liquidity. Our access to funding sources in amounts adequate to finance our activities, or on terms attractive to us, could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include an increase in costs of capital in financial capital markets, a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us, or a decrease in depositor or investor confidence in us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a severe volatility or disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole. Any failure to manage our liquidity effectively could have a material adverse effect on our financial condition.

Additionally, our credit ratings are important to our liquidity and our business. A reduction in our credit ratings could adversely affect our liquidity and competitive position, increase our borrowing costs, and limit our access to the capital markets. Moreover, a reduction in our credit ratings could increase the interest rates we pay on deposits, or adversely affect perceptions about our creditworthiness and business, or our overall reputation. Any damage to our reputation can also have an adverse affect on our liquidity and our business.

Equity warrant assets, venture capital and private equity funds and direct equity investment portfolio gains or losses depend upon the performance of the portfolio investments and the general condition of the public and private equity and M&A markets, which are uncertain and may vary materially by period.

In connection with negotiated credit facilities and certain other services, we often obtain equity warrant assets giving us the right to acquire stock in private, venture-backed companies in the technology and life science industries. We have also made investments through SVB Financial or our SVB Capital family of funds primarily in venture capital funds and direct investments in companies, many of which are required to be carried at fair value. The fair value of these warrants and investments are reflected in our financial statements and are adjusted on a quarterly basis. Fair value changes are generally recorded as unrealized gains or losses through consolidated net income. The timing and amount of changes in fair value, if any, of these financial instruments depend upon factors beyond our control, including the performance of the underlying companies, fluctuations in the market prices of the preferred or common stock of the underlying companies, the timing of our receipt of relevant financial information, general volatility and interest rate market factors, and legal and contractual restrictions. The timing and amount of our realization of actual net proceeds, if any, from our disposition of these financial instruments depend upon various factors, some of which are beyond our control. Those factors include the level of IPO and M&A activity (or other “exit” activity), legal and contractual restrictions on our ability to sell equity positions held (including the expiration of any “lock-up” agreements), the perceived and actual performance and future value of the underlying portfolio companies, the current valuation of the financial instruments, the timing of any actual dispositions, and overall market conditions. Because of the inherent variability of these financial instruments and the markets in which they are bought and sold, the fair market value of these financial instruments might increase or decrease materially, and the net proceeds realized upon disposition might be different than the then-current recorded fair market value.

We cannot predict future realized or unrealized gains or losses, and any such gains or losses are likely to vary materially from period to period. Additionally, the value of our equity warrant asset portfolio depends on, among other things, the underlying value of the issuing companies, which may also vary materially from period to period. See Note 8 – “Derivative Financial Instruments” of the “Notes to Interim Consolidated Financial Statements (unaudited)” under Part I, Item 1 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 incorporated by reference in this prospectus for additional details.

Public equity offerings and mergers and acquisitions involving our clients or a slowdown in venture capital investment levels may reduce the borrowing needs of our clients, which could adversely affect our business, results of operations and financial condition.

While an active market for public equity offerings and mergers and acquisitions generally has positive implications for our business, one negative consequence is that our clients may pay off or reduce their loans with us if they complete a public equity offering, are acquired by or merge with another entity or otherwise receive a significant equity investment. Moreover, our capital call lines of credit are typically utilized by our venture capital/private equity fund clients to make investments prior to receipt of capital called from their respective limited partners. A slowdown in overall venture capital investment levels may reduce the need for our clients to borrow from our capital call lines of credit. Any significant reduction in the outstanding amounts of our loans or under our lines of credit could have a material adverse effect on our business, results of operations and financial condition.

Operational Risks

If we fail to retain our key employees or recruit new employees, our growth and results of operations could be adversely affected.

We rely on key personnel, including a substantial number of employees who have technical expertise in their subject matter area and/or a strong network of relationships with individuals and institutions in the markets we serve. In addition, as we expand in international markets, we will need to hire local personnel within those markets. If we were to have less success in recruiting and retaining these employees than our competitors, for reasons including domestic or foreign regulatory restrictions on compensation practices or the availability of more attractive opportunities elsewhere, our growth and results of operations could be adversely affected.

Moreover, equity awards are an important component of our compensation program, especially for our executive officers and other members of senior management. The extent of available equity for such awards is subject to stockholder approval. If we do not have sufficient shares to grant to existing or new employees, there could be an adverse effect on our recruiting and retention efforts, which could impact our growth and results of operations.

The occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents could have a material adverse effect on our business, financial condition and results of operations.

As a financial institution, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us or our clients, which may result in financial losses or increased costs to us or our clients, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation, or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Information security breaches and cybersecurity-related incidents may include fraudulent or unauthorized access to systems used by us or our clients, denial or degradation of service attacks, and malware or other cyber-attacks. In recent periods, there continues to be a rise in electronic fraudulent activity, security breaches and cyber-attacks within the financial services industry, especially in the commercial banking sector due to cyber criminals targeting commercial bank accounts. Consistent with industry trends, we have also experienced an increase in attempted electronic fraudulent activity, security breaches and cybersecurity-related incidents in recent periods. Moreover, in recent months, several large corporations, including retail companies, have suffered major data breaches, in some cases exposing sensitive financial and other personal information of their customers and subjecting them to potential fraudulent activity. Some of our clients may have been affected by these breaches, which increase their risks of identity theft, credit card fraud and other fraudulent activity that could involve their accounts with us.

Information pertaining to us and our clients is maintained, and transactions are executed, on the networks and systems of us, our clients and certain of our third party partners, such as our online banking or reporting systems. The secure maintenance and transmission of confidential information, as well as execution of transactions over these systems, are essential to protect us and our clients against fraud and security breaches and to maintain our clients’ confidence. Breaches of information security also may occur, and in infrequent cases have occurred, through intentional or unintentional acts by those having access to our systems or our clients’ or counterparties’ confidential information, including employees. In addition, increases in criminal activity levels and sophistication, advances in computer capabilities, new discoveries, vulnerabilities in third-party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and to protect data about us, our clients and underlying transactions, as well as the technology used by our clients to access our systems. Although we have developed, and continue to invest in, systems and processes that are designed to detect and prevent security breaches and cyber-attacks and periodically test our security, our inability to anticipate, or failure to adequately mitigate, breaches of security could result in: losses to us or our clients; our loss of business and/or clients; damage to our reputation; the incurrence of additional expenses; disruption to our business; our inability to grow our online services or other businesses; additional regulatory scrutiny or penalties; or our exposure to civil litigation and possible financial liability—any of which could have a material adverse effect on our business, financial condition and results of operations.

More generally, publicized information concerning security and cyber-related problems could inhibit the use or growth of electronic or web-based applications or solutions as a means of conducting commercial transactions. Such publicity may also cause damage to our reputation as a financial institution. As a result, our business, financial condition and results of operations could be adversely affected.

We face risks associated with the ability of our information technology systems and our people and processes to support our operations and future growth effectively.

In order to serve our target clients effectively, we have developed, and are continually developing, a comprehensive array of banking and other products and services. In order to support these products and services and for us to operate effectively, we have developed, purchased and licensed information technology and other systems and processes. As our business continues to grow, we will continue to invest in and enhance these systems, and our people and processes. These investments and enhancements may affect our future profitability and overall effectiveness. From time to time, we may change, consolidate, replace, add or upgrade existing systems or processes, which if not implemented properly to allow for an effective transition, may have an adverse effect on our operations, including business interruptions which may result in inefficiencies, revenue losses, client losses, exposure to fraudulent activities, regulatory enforcement actions, or damage to our reputation. For example, we are in the process of enhancing our core banking system, as well as implementing and enhancing other systems to support specific business units, including our international operations. We also outsource certain operational and other functions to consultants or other third parties to enhance our overall efficiencies. If we do not implement our systems effectively or if our outsourcing business partners do not perform their functions properly, there could be an adverse effect on us. There can be no assurance that we will be able to effectively maintain or improve our systems and processes, or utilize outsourced talent, to meet our business needs efficiently. Any failure of such could adversely affect our operations, financial condition, results of operations, future growth and reputation.

Business disruptions and interruptions due to natural disasters and other external events beyond our control can adversely affect our business, financial condition and results of operations.

Our operations can be subject to natural disasters and other external events beyond our control, such as earthquakes, fires, severe weather, public health issues, power failures, telecommunication loss, major accidents, terrorist attacks, acts of war, and other natural and man-made events. Our corporate headquarters and a portion of our critical business offices are located in California near major earthquake faults. Such events of disaster, whether natural or attributable to human beings, could cause severe destruction, disruption or interruption to our operations or property. Financial institutions, such as us, generally must resume operations promptly following any interruption. If we were to suffer a disruption or interruption and were not able to resume normal operations within a period consistent with industry standards, our business could suffer serious harm. In addition, depending on the nature and duration of the disruption or interruption, we might be vulnerable to fraud, additional expense or other losses, or to a loss of business and/or clients. We have implemented a business continuity management program and we continue to enhance it on an ongoing basis. There is no assurance that our business continuity management program can adequately mitigate the risks of such business disruptions and interruptions.

Additionally, natural disasters and external events could affect the business and operations of our clients, which could impair their ability to pay their loans or fees when due, impair the value of collateral securing their loans, cause our clients to reduce their deposits with us, or otherwise adversely affect their business dealings with us, any of which could have a material adverse effect on our business, financial condition and results of operations.

We face reputation and business risks due to our interactions with business partners, service providers and other third parties.

We rely on third parties, both in the United States and internationally in countries such as India, Hong Kong, China, Israel, and the United Kingdom, in a variety of ways, including to provide key components of our business infrastructure or to further our business objectives. These third parties may provide services to us and our clients or serve as partners in business activities. We rely on these third parties to fulfill their obligations to us, accurately inform us of relevant information and conduct their activities professionally and in a manner that reflects positively on us. In some instances, our regulators may hold us responsible for the performance of parties with which we have these relationships. Any failure of our business partners, service providers or other third parties to meet their commitments to us or to perform in accordance with our expectations could result in operational issues, increased expenditures, regulatory actions, damage to our reputation or loss of clients, which could harm our business and operations, financial performance, strategic growth or reputation.

The soundness of other financial institutions could adversely affect us.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, payment processors, and other institutional clients, which may result in payment obligations to us or to our clients due to products arranged by us. Many of these transactions expose us to credit and market risk that may cause our counterparty or client to default. In addition, we are exposed to market risk when the collateral we hold cannot be realized or is liquidated at prices not sufficient to recover the full amount of the secured obligation. There is no assurance that any such losses would not materially and adversely affect our business, results of operations and financial condition.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, under our accounts receivable financing arrangements, we rely on information, such as invoices, contracts and other supporting documentation, provided by our clients and their account debtors to determine the amount of credit to extend. Similarly, in deciding whether to extend credit, we rely upon our customers’ representations that their financial statements conform to U.S. GAAP (or other applicable accounting standards in foreign markets) and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We also may rely on customer representations and certifications, or other audit or accountants’ reports, with respect to the business and financial condition of our clients. Our financial condition, results of operations, financial reporting and reputation could be negatively affected if we rely on materially misleading, false, inaccurate or fraudulent information.

Our accounting policies and methods are key to how we report our financial condition and results of operations. They require management to make judgments and estimates about matters that are uncertain.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with U.S. GAAP and reflect management’s judgment of the most appropriate manner to report our financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances yet might result in our reporting materially different amounts than would have been reported under a different alternative.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our securities.

If we identify material weaknesses in our internal control over financial reporting or are otherwise required to restate our financial statements, we could be required to implement expensive and time-consuming remedial measures and could lose investor confidence in the accuracy and completeness of our financial reports. We may also face regulatory enforcement or other actions, including the potential delisting of our securities from the NASDAQ Stock Market. This could have an adverse effect on our business, financial condition and results of operations, including our stock price, and could potentially subject us to litigation.

We face risks associated with international operations.

One important component of our strategy is to expand internationally. In 2012, we opened a banking branch in the United Kingdom, as well as a joint venture bank in China. We also have offices in Hong Kong, India and Israel. We plan to expand our operations in some of our current international markets. We may also expand our business beyond those markets. Our efforts to expand our business internationally carry with them certain risks, including risks arising from the uncertainty regarding our ability to generate revenues from foreign operations, risks associated with leveraging and doing business with local business partners and other general operational risks. In addition, there are certain risks inherent in doing business on an international basis, including, among others, legal, regulatory and tax requirements and restrictions, uncertainties regarding liability, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, incremental requirement of management’s attention and resources, differing technology standards or customer requirements, cultural differences, political and economic risks, and financial risks, including currency and payment risks. These risks could adversely affect the success of our international operations and could have a material adverse effect on our overall business, results of operations and financial condition. In addition, we face risks that our employees and affiliates may fail to comply with applicable laws and regulations governing our international operations, including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act, anti-corruption laws, and other foreign laws and regulations. Failure to comply with such laws and regulations could, among other things, result in enforcement actions and fines against us, as well as limitations on our conduct, any of which could have a material adverse effect on our business and results of operations.

Legal/Regulatory Risks

We are subject to extensive regulation that could limit or restrict our activities, impose financial requirements or limitations on the conduct of our business, or result in higher costs to us.

SVB Financial Group, including the Bank, is extensively regulated under federal and state laws and regulations governing financial institutions, including those imposed by the Federal Deposit Insurance Corporation (“FDIC”), the Federal Reserve Bank, the Consumer Finance Protection Bureau, and the California Department of Business Oversight, as well as the international regulatory authorities that govern our global activities. Federal and state laws and regulations govern, restrict, limit or otherwise adversely affect the activities in which we may engage, may affect our ability to expand our business over time, may result in an increase in our compliance costs, including higher FDIC insurance premiums and may affect our ability to attract and retain qualified executive officers and employees. In addition, a change in applicable statutes, regulations or regulatory policy could have a material adverse effect on our business, including limiting the types of financial services and products we may offer or increasing the ability of nonbanks to offer competing financial services and products. These laws and regulations also require financial institutions, including SVB Financial and the Bank, to maintain certain minimum levels of capital and meet other minimum financial standards, which may require us to raise additional capital in the future, affect our ability to use our capital resources for other business purposes or affect our overall business strategies and plans. Furthermore, the Bank for International Settlement’s Basel Committee on Banking Supervision has adopted new capital, leverage and liquidity guidelines under the Basel Accord (Basel III) and the Federal Reserve Board has also finalized new capital requirements on banks and bank holding companies to generally align with such guidelines, all of which have the effect of raising our capital requirements beyond those previously required. Such rules also impose certain company-run stress testing requirements, which will be subject to disclosure in 2015, and could require us to raise additional capital or take certain other actions depending on the results of the stress tests. Increased regulatory requirements (and the associated compliance costs), whether due to the adoption of new laws and regulations, changes in existing laws and regulations, or more expansive or aggressive interpretations of existing laws and regulations, may have a material adverse effect on our business, financial condition and results of operations.

In particular, we are subject to the Volcker Rule which restricts or limits us from sponsoring or having ownership interests in “covered” funds including venture capital and private equity funds. We must be in compliance with these rules by July 21, 2015, unless the compliance period is extended by the Federal Reserve Board, which may grant up to two one-year extensions and an additional extension of up to five years for certain investments deemed to be illiquid. Under this rule, we will have to wind-down, transfer, divest or otherwise ensure the termination or expiration of any prohibited interests prior to July 2015, unless extended up to July 2022. While we intend to seek the maximum extensions available to us, there is no assurance that we will be granted any of these extensions, and thus, we may be required to divest our prohibited interests within a short period of time. We currently estimate that our total venture capital and private equity fund investments deemed to be prohibited covered fund interests have an aggregate carrying value of approximately $279 million (and an aggregate fair value of approximately $361 million) as of March 31, 2014. These covered fund interests are comprised of interests attributable solely to us in our consolidated managed funds and certain of our non-marketable securities. These Volcker Rule restrictions could have a material adverse affect on our investment portfolio and results of operations. The actual impact from these restrictions will be dependent on a variety of factors, including our ability to obtain regulatory extensions, our ability to sell the investments, our carrying value at the time of any sale, the actual sales price realized, the timing of such sales, and any additional regulatory guidance or interpretations of the Volcker Rule.

See “Business—Supervision and Regulation” under Part I, Item 1 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 incorporated by reference in this prospectus.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA PATRIOT Act of 2001, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration, and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control and compliance with the Foreign Corrupt Practices Act. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could materially and adversely affect our business, financial condition and results of operations.

If we were to violate, or fail to comply with, international, federal or state laws or regulations governing financial institutions, we could be subject to disciplinary action that could have a material adverse effect on our business, financial condition, results of operations and reputation.

International, federal and state banking regulators possess broad powers to take supervisory or enforcement action with respect to financial institutions. Other regulatory bodies, including the Securities and Exchange Commission (“SEC”), the NASDAQ Stock Market, the Financial Industry Regulatory Authority, Inc. (“FINRA”), and state securities regulators, regulate investment advisers and broker-dealers, including our subsidiaries, SVB Asset Management and SVB Securities, as applicable. If SVB Financial Group were to violate, even if unintentionally or inadvertently, the laws governing public companies, financial institutions and broker-dealers, the regulatory authorities could take various actions against us, depending on the severity of the violation, such as imposing restrictions on how we conduct our business, revoking necessary licenses or authorizations, imposing censures, civil money penalties or fines, issuing cease and desist or other supervisory orders, and suspending or expelling from the securities business a firm, its officers or employees. Supervisory actions could result in higher capital requirements, higher insurance premiums, higher levels of liquidity available to meet the Bank’s financial needs and limitations on the activities of SVB Financial Group. These remedies and supervisory actions could have a material adverse effect on our business, financial condition, results of operations and reputation.

Changes in accounting standards could materially impact our financial statements.

From time to time, the Financial Accounting Standards Board or the SEC may change the financial accounting and reporting standards that govern the preparation of our financial statements. Also, our global initiatives, as well as continuing trends towards the convergence of international accounting standards, such as rules that may be adopted under the International Financial Reporting Standards (“IFRS”), may result in our company being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in our revising or restating prior period financial statements.

SVB Financial relies on warrant income, investment distributions and dividends from its subsidiaries for most of its cash revenues.

SVB Financial is a holding company and is a separate and distinct legal entity from its subsidiaries. It receives most of its cash revenues from three primary funding sources: warrant income, investment distributions, and dividends from its subsidiaries, primarily the Bank. These sources generate income for SVB Financial to pay operating costs and to the extent there are any — borrowings, dividends, and share repurchases. Our equity warrant assets and investment interests are held by SVB Financial, and any income derived from those financial instruments are subject to a variety of factors as discussed in this “Risk Factors” section. Moreover, various federal and state laws and regulations limit the amount of dividends that the Bank and certain of our nonbank subsidiaries may pay to SVB Financial. Also, SVB Financial’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors.

Anti-takeover provisions and federal law, particular those applicable to financial institutions, may limit the ability of another party to acquire us, which could prevent a merger or acquisition that may be attractive to stockholders and/or have a material adverse affect on our stock price.

As a financial institution, we are subject to certain laws that could delay or prevent a third-party from acquiring us, even if doing so might be beneficial to our stockholders. The Bank Holding Company Act of 1956, as amended, and the Change in Bank Control Act of 1978, as amended, together with federal and state regulations, require that, depending on the particular circumstances, either Federal Reserve approval must be obtained or notice must be furnished to the Federal Reserve and not disapproved prior to any person or entity acquiring “control,” as interpreted under the Bank Holding Company Act, of a state member bank, such as the Bank. In addition, DBO approval may be required in connection with the acquisition of control of the Bank. Moreover, certain provisions of our certificate of incorporation and by-laws and certain other actions we may take or have taken could delay or prevent a third-party from acquiring us, even if beneficial to our stockholders. These laws and provisions may prevent a merger or acquisition that would be attractive to stockholders and could limit the price investors would be willing to pay in the future for our common stock.

Strategic/Reputation/Other Risks

Concentration of risk increases the potential for significant losses.

Concentration of risk increases the potential for significant losses in our business. While there may exist a great deal of diversity within each industry, our clients are concentrated by these general industry niches: technology, life science, venture capital/private equity and premium wine. Our technology clients generally tend to be in the industries of hardware (semiconductors, communications and electronics), software and related services, and clean technology (energy and resource innovation). Our life science clients are concentrated in the medical devices and biotechnology sectors. Many of our client companies are concentrated by certain stages within their life cycles, such as early-stage, mid-stage or later-stage, and many of these companies are venture capital-backed. Our loan concentrations are derived from our borrowers engaging in similar activities or types of loans extended to a diverse group of borrowers that could cause those borrowers to be similarly impacted by economic or other conditions. In addition, we are continuing to increase our efforts to lend to larger clients and/or to make larger loans, which may increase our concentration risk. Any adverse effect on any of our areas of concentration could have a material impact on our business, results of operations and financial condition. Due to our concentrations, we may suffer losses even when economic and market conditions are generally favorable for our competitors.

Decreases in the amount of equity capital available to our portfolio companies could adversely affect our business, growth and profitability.

Our core strategy is focused on providing banking products and services to companies, including in particular, emerging stage to mid-stage companies that receive financial support from sophisticated investors, including venture capital or private equity firms, “angels,” and corporate investors. We derive a meaningful share of our deposits from these companies and provide them with loans as well as other banking products and services. In some cases, our lending credit decision is based on our analysis of the likelihood that our venture capital or angel-backed client will receive additional rounds of equity capital from investors. If the amount of capital available to such companies decreases, it is likely that the number of new clients and investor financial support to our existing borrowers could decrease, which could have an adverse effect on our business, profitability and growth prospects.

Among the factors that have affected and could in the future affect the amount of capital available to our portfolio companies are the receptivity of the capital markets, the prevalence of IPO’s or M&A activity of companies within our technology and life science industry sectors, the availability and return on alternative investments, economic conditions in the technology, life science and venture capital/private equity industries, and overall general economic conditions. Reduced capital markets valuations could reduce the amount of capital available to our client companies, including companies within our technology and life science industry sectors.

Because our business and strategy are largely based on this venture capital/private equity financing framework focused on our particular client niches, any material changes in the framework, including unfavorable economic conditions and adverse trends in investment or fund-raising levels, may have a material adverse effect on our business, strategy and overall profitability.

We face competitive pressures that could adversely affect our business, results of operations, financial condition and future growth.

We compete with other banks and specialty and diversified financial services companies and debt funds, some of which are larger than we are, which offer lending, leasing, payments, other financial products and advisory services to our client base. We also compete with non-financial services, particularly payment facilitators/processors or other nonbanking technology providers in the payments industry, which may offer specialized services to our client base. In addition, we compete with hedge funds and private equity funds. In some cases, our competitors focus their marketing on our industry sectors and seek to increase their lending and other financial relationships with technology companies or special industries such as wineries. In other cases, some competitors may offer a broader range of financial products to our clients, and some competitors may offer a specialized set of specific products or service. When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or credit terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Our pricing and credit terms could deteriorate if we act to meet these competitive challenges, which could adversely affect our business, results of operations, financial condition and future growth. Similarly, competitive pressures could adversely affect the business, results of operations, financial condition and future growth of our non-banking services, including our payments services, as well as our access to capital and attractive investment opportunities for our funds business.

Our ability to maintain or increase our market share depends on our ability to attract and maintain, as well as meet the needs of, existing and future clients.

Our success depends, in part, upon our ability to maintain or increase our market share. In particular, much of our success depends on our ability to attract early-stage or start-up companies and to retain those companies as they grow and mature successfully through the various stages of their life cycles. In order to maintain or increase our market share, we must meet the needs of existing and potential future clients. Not only must we adapt our products and services to evolving industry standards, but we must also innovate new products and services beyond industry standards in order to serve our clients, who are innovators themselves. A failure to achieve market acceptance for any new products or services we introduce, a failure to introduce products or services that the market demands, or the costs associated with developing, introducing and providing new products and services could have an adverse effect on our business, results of operations, growth prospects and financial condition.

We face risks in connection with our strategic undertakings and new business initiatives.

We are engaged, and may in the future engage, in strategic activities domestically or internationally, including acquisitions, joint ventures, partnerships, investments or other business growth initiatives or undertakings. There can be no assurance that we will successfully identify appropriate opportunities, that we will be able to negotiate or finance such activities or that such activities, if undertaken, will be successful.

We are focused on our long-term growth and have undertaken various strategic activities and business initiatives, many of which involve activities that are new to us, or in some cases, experimental in nature. For example, we are expanding our global presence and may engage in activities in jurisdictions where we have limited experience. We are also expanding our payments capabilities to better serve our clients, including innovating new electronic payment processing solutions, developing new payments technologies, and exploring new evolving payments systems, such as virtual currencies like “bitcoin.”

Our ability to execute strategic activities and new business initiatives successfully will depend on a variety of factors. These factors likely will vary based on the nature of the activity but may include our success in integrating an acquired company or a new growth initiative into our business, operations, services, products, personnel and systems, operating effectively with any partner with whom we elect to do business, meeting applicable regulatory requirements, hiring or retaining key employees, achieving anticipated synergies, meeting management’s expectations, actually realizing the anticipated benefits of the activities, and overall general market conditions. Our ability to address these matters successfully cannot be assured. In addition, our strategic efforts may divert resources or management’s attention from ongoing business operations and may subject us to additional regulatory scrutiny and/or potential liability. If we do not successfully execute a strategic undertaking, it could adversely affect our business, financial condition, results of operations, reputation and growth prospects. In addition, if we were to conclude that the value of an acquired business had decreased and that the related goodwill had been impaired, that conclusion would result in an impairment of goodwill charge to us, which would adversely affect our results of operations.

In addition, in order to finance future strategic undertakings, we might obtain additional equity or debt financing. Such financing might not be available on terms favorable to us, or at all. If obtained, equity financing could be dilutive and the incurrence of debt and contingent liabilities could have a material adverse effect on our business, results of operations and financial condition.

Our business reputation is important and any damage to it could have a material adverse effect on our business.

Our reputation is very important to sustain our business, as we rely on our relationships with our current, former and potential clients and stockholders, the venture capital and private equity communities, and the industries that we serve. Any damage to our reputation, whether arising from regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with SEC and exchange listing requirements, negative publicity, our conduct of our business or otherwise could have a material adverse effect on our business.

Our risk management framework may not be effective in identifying, managing or mitigating risks and/or losses to us.

We have implemented a risk management framework to identify and manage our risk exposure. This framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, operational, financial, interest rate, legal and regulatory, compliance, strategic, reputation, fiduciary, global, sovereign, and general economic risks. Our framework also includes financial or other modeling methodologies, which involves management assumptions and judgment. In addition, under this framework, we are currently developing a risk appetite statement to detail our risk tolerance levels at an enterprise-wide level. There is no assurance that our risk management framework will be effective under all circumstances or that it will adequately identify, manage or mitigate any risk or loss to us. If our framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations or prospects could be materially adversely affected. We may also be subject to potentially adverse regulatory consequences.

Risks Related to the Offering

The price of our common stock may be volatile or may decline.

The trading price of our common stock may fluctuate as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations could adversely affect the market price of our common stock. Among the factors that could affect our stock price are:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts;

•	failure to meet analysts’ revenue or earnings estimates;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors;

•	actions by institutional or activist stockholders;

•	fluctuations in the stock price and operating results of our competitors;

•	general market conditions and, in particular, developments related to market conditions for the financial services industry and for the innovation industry;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings or litigation that involve or affect us; or

•	domestic and international economic factors unrelated to our performance.

The trading price of the shares of our common stock and the value of our other securities will depend on many factors, which may change from time to time, including, without limitation, our financial condition, performance, creditworthiness and prospects, and future sales of our equity or equity-related securities. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under “Underwriting,” in connection with this offering of common stock, we are not restricted from issuing additional shares of common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common or preferred stock. The issuance of any additional shares of common or preferred stock or convertible or exchangeable securities or rights could be substantially dilutive to holders of our common stock. The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur.

Our common stock is equity and is subordinate to our existing and future indebtedness and preferred stock.

Shares of our common stock are equity interests and do not constitute indebtedness. As such, shares of our common stock will rank junior to all indebtedness and other non-equity claims on us (including claims of our depositors) with respect to assets available to satisfy such claims. Additionally, holders of our common stock are subject to certain legal and regulatory restrictions on our ability to pay dividends and the prior dividend and liquidation rights of any holders of our preferred stock then outstanding.

If we issue additional shares in the future, your ownership in us could be diluted.

Any issuance of equity we may undertake in the future could cause the price of our common stock to decline, or require us to issue shares at a price that is lower than that paid by holders of our common stock in the past, which would result in those newly issued shares being dilutive.

We will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively.

We intend to use the net proceeds from this offering for general corporate purposes to support our plans to grow our business and operations. General corporate purposes may include working capital, capital expenditures and continued lending to clients through the Bank. Our management will retain broad discretion with respect to the allocation of the net proceeds of this offering. The net proceeds may be applied in ways with which you and the other investors in the offering may not agree, and to the extent not used, may result in an excess of capital. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us more profitable.

An entity holding as little as a 5% interest in our outstanding common stock could, under certain circumstances, be subject to regulation as a “bank holding company.”

Any entity (including a “group” composed of natural persons) owning or controlling with the power to vote 25% or more of our outstanding common stock, or 5% or more if such holder otherwise exercises a “controlling influence” over us, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, as amended, or the Bank Holding Company Act. In addition, (1) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve under the Bank Holding Company Act to acquire or retain 5% or more of our outstanding common stock and (2) any person not otherwise defined as a company by the Bank Holding Company Act and its implementing regulations may be required to obtain the approval of the Federal Reserve under the Change in Bank Control Act to acquire or retain 10% or more of our outstanding common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and obligations, such as providing managerial and financial strength for its bank subsidiaries. Regulation as a bank holding company could require the holder to divest all or a portion of the holder’s nonbanking investments that may be deemed impermissible or incompatible with bank holding company status, such as a material investment in a company unrelated to banking.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference include, and any free writing prospectuses provided in connection with this offering, may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are statements that are not historical facts. Broadly speaking, forward-looking statements include, without limitation, the following:

•

Projections of our net interest income, noninterest income, earnings per share, noninterest expenses (including professional services, compliance, compensation and other costs), cash flows, balance sheet positions, capital expenditures, liquidity and capitalization or other financial items;

•	Descriptions of our strategic initiatives, plans or objectives for future operations, including pending sales or acquisitions;

•	Forecasts of venture capital/private equity funding and investment levels;

•	Forecasts of future interest rates, economic performance, and income from investments;

•	Forecasts of expected levels of provisions for loan losses, loan growth and client funds; and

•	Descriptions of assumptions underlying or relating to any of the foregoing.

In this prospectus, we include or incorporate by reference forward-looking statements, including but not limited to, those discussing our management’s expectations about:

•	Use of the net proceeds from the offering;

•	Market and economic conditions (including interest rate environment, and levels of public offerings, mergers/acquisitions and venture capital financing activities) and the associated impact on us;

•

The sufficiency of our capital, including sources of capital (such as funds generated through retained earnings), the extent to which capital may be used or required, and our capital category classification;

•	The adequacy of our liquidity position, including sources of liquidity (such as funds generated through retained earnings);

•	Our overall investment plans, strategies and activities, including venture capital/private equity funding and investments, and our investment of excess cash/liquidity;

•	The realization, timing, valuation and performance of equity or other investments, including the impact of changes in our valuation of our investments, such as FireEye and Twitter;

•	The likelihood that the market value of our temporarily impaired investments will recover;

•	Our intent to sell our available-for-sale securities prior to recovery of our cost basis, or the likelihood of such;

•	The impact on our interest income from mortgage prepayment levels as it relates to our premium amortization expense, and from changes in loan yields due to shifts in loan mix;

•	Expected cash requirements for unfunded commitments to certain investments, including capital calls;

•

Our overall management of interest rate risk, including managing the sensitivity of our interest-earning assets and interest-bearing liabilities to interest rates, and the impact to earnings from a change in interest rates;

•	The credit quality of our loan portfolio, including levels and trends of nonperforming loans, impaired loans, criticized loans and troubled debt restructurings;

•	The adequacy of reserves (including allowance for loan and lease losses) and the appropriateness of our methodology for calculating such reserves;

•	The level of loan and deposit balances;

•	The level of client investment fees and associated margins;

•	The profitability of our products and services, including loan yields, loan pricing, and interest margins;

•	Our strategic initiatives, including the expansion of operations and business activities in China, India, Israel, the UK and elsewhere domestically or internationally;

•	The expansion and growth of our noninterest income sources;

•	Distributions of venture capital, private equity or debt fund investment proceeds; intentions to sell such fund investments;

•	The changes in, or adequacy of, our unrecognized tax benefits and any associated impact;

•	The realization of certain deferred tax assets, and of any benefit stemming from certain net operating loss carryforwards;

•	The extent to which counterparties, including those to our forward and option contracts, will perform their contractual obligations;

•	The condition and suitability of our properties;

•	The manner in which we compete;

•	Our estimated potential liability associated with certain securities subject to rescission rights in connection with our 401(k) plan;

•	The effect of application of accounting pronouncements and regulatory requirements;

•	The effect of lawsuits and claims;

•

Regulatory developments, including the nature and timing of the adoption and effectiveness of requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), new capital requirements and other applicable Federal, State and International laws and regulations, and any related impact on us; and

•	The expected impact of the “Volcker Rule” under the Dodd-Frank Act, including our intention to seek the maximum extensions to the conformance period applicable to us.

You can identify these and other forward-looking statements by the use of words such as “becoming,” “may,” “will,” “should,” “could,” “predicts,” “potential,” “continue,” “anticipates,” “believes,” “estimates,” “seeks,” “expects,” “plans,” “intends,” the negative of such words, or comparable terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we have based these expectations on our beliefs as well as our assumptions, and such expectations may prove to be incorrect. Our actual results of operations and financial performance could differ significantly from those expressed in or implied by our management’s forward-looking statements. For a discussion of factors, risks, uncertainties and assumptions that could cause our actual results of operations and financial performance to differ significantly from those expressed in or implied by our management’s forward-looking statements, please see the “Risk Factors” section provided above and in portions of our periodic reports filed with the SEC and incorporated by reference in this prospectus. There is no assurance that any list of risks and uncertainties or risk factors is complete.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus, the documents incorporated by reference herein or any free writing prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements are based on information available to us on the date of the document that contains the forward-looking statements, and we assume no obligation to update any such forward-looking statements.

Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to review any additional disclosures we make in the documents we subsequently file with the SEC that are incorporated by reference in this prospectus, as well as any free writing prospectus provided to you in connection with the offering of common stock. See “Where You Can Find Additional Information.”

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of our common stock that we are offering hereby at the public offering price of $101.00 per share will be approximately $377.5 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds will be approximately $434.3 million.

We intend to use the net proceeds from this offering for general corporate purposes to support our plans to grow our business and operations. General corporate purposes may include working capital, capital expenditures and continued lending to clients through the Bank.

Pending other uses, we intend to invest the proceeds to us in investment-grade, interest-bearing securities such as money market funds, certificates of deposit, or direct or guaranteed obligations of the U.S. Government, or hold them as cash. We cannot predict whether the proceeds invested will yield a favorable return. Our management will have broad discretion in the application of the net proceeds we receive from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Select Market under the symbol “SIVB.” The following table sets forth the high and low intraday sale prices of our common stock as reported on the NASDAQ Global Select Market during the periods indicated.

	Low	High
2012
First Quarter	$47.54	$67.49
Second Quarter	54.12	66.07
Third Quarter	55.09	62.85
Fourth Quarter	52.40	62.49
2013
First Quarter	$56.84	$71.15
Second Quarter	65.59	83.91
Third Quarter	79.54	91.46
Fourth Quarter	86.06	106.99
2014
First Quarter	$101.65	$135.00
Second Quarter (through May 13, 2014)	$100.40	$130.17

The closing sale price for our common stock on May 13, 2014 as reported on the NASDAQ Global Select Market is set forth on the cover page of this prospectus. As of April 30, 2014 there were approximately 762 holders of record of our common stock.

DIVIDEND POLICY

We have not paid cash dividends on our common stock since 1992. Our Board of Directors periodically evaluates whether to pay cash dividends, taking into consideration such factors as it considers relevant, including our current and projected financial performance, our projected sources and uses of capital, general economic conditions, considerations relating to our current and potential stockholder base, changing regulatory rules, particularly rules impacting capital requirements, and relevant tax laws.

Our ability to pay cash dividends is also limited by generally applicable corporate and banking laws and regulations. See “Business-Supervision and Regulation—Restrictions on Dividends” under Part I, Item 1 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and “Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” under Part II, Item 5 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 incorporated by reference in this prospectus for additional discussion on restrictions and limitations on the payment of dividends imposed on us by government regulations.

We do not have any current plans to pay cash dividends on our common stock.

CAPITALIZATION

The following table shows our unaudited cash and due from banks, short term borrowings and capitalization as of March 31, 2014:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the sale by us of 3,900,000 shares of our common stock in this offering at the public offering price of $101.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2014 (unaudited)
	Actual	As Adjusted
	(in thousands, except par value and share data)
Cash and due from banks(1)	$3,862,464	$4,239,997

Short-term borrowings	$4,810	$4,810

Long-term debt	$454,770	$454,770
Stockholders’ equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value, 150,000,000 shares authorized; 45,934,521 shares issued and outstanding, actual; 49,834,521 shares issued and outstanding, as adjusted	46	50
Additional paid in capital	642,311	1,019,840
Retained earnings	1,482,033	1,482,033
Accumulated other comprehensive income	(30,390)	(30,390)

Total SVBFG stockholders’ equity	2,094,000	2,471,533

Total capitalization	$2,548,770	$2,926,303

(1)	The cash and due from banks amount is reported on a consolidated basis, and includes cash held by us and our subsidiaries, including the Bank. Our access to any cash held by our subsidiaries is subject to regulatory, statutory and other applicable requirements, including separate holding company and bank capital regulatory requirements and statutory limits on dividends.

The number of shares of common stock that will be outstanding after this offering is based on 45,934,521 shares outstanding as of March 31, 2014, and excludes:

•

1,418,373 shares of common stock issuable upon the exercise of options with a weighted average exercise price of $56.38 per share, and 675,462 shares of common stock issuable upon the vesting of restricted stock units, outstanding as of March 31, 2014;

•

1,748,947 shares of common stock available for future issuance under our 2006 Equity Incentive Plan, as of March 31, 2014 and an additional 2,000,000 shares of common stock approved at our 2014 Annual Meeting of Stockholders for future issuance under our 2006 Equity Incentive Plan; and

•	696,309 additional shares of common stock available for future issuance under our 1999 Employee Stock Purchase Plan, as of March 31, 2014.

DESCRIPTION OF CAPITAL STOCK

Common Stock

General

We have 150,000,000 shares of authorized common stock, $0.001 par value per share, of which 45,934,521 shares were outstanding as of March 31, 2014.

Holders of our common stock are entitled to receive dividends if, as and when declared by our board of directors out of funds legally available for dividends. We pay dividends on our common stock only if we have paid or provided for all dividends on our outstanding series of preferred stock (if any), for the then current period and, in the case of any cumulative preferred stock (if any), all prior periods. See “Dividend Policy” above for a description of restrictions on our ability to pay dividends. Holders of our common stock are also entitled, upon our liquidation, and after claims of creditors, and any other class or series of preferred stock outstanding at the time of liquidation, to receive pro rata our net assets.

Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as our board of directors has provided, or may provide in the future, with respect to any class or series of preferred stock that the board of directors may hereafter authorize. Shares of our common stock are not redeemable, and have no subscription, conversion or preemptive rights. With respect to the election of directors, each stockholder has the right to invoke cumulative voting, which entitles each stockholder to as many votes as shall equal the number of shares held by such stockholder multiplied by the number of directors to be elected. A stockholder may cast all of his or her votes for a single candidate or distribute such votes among as many of the candidates as he or she chooses (up to a maximum of the number of directors to be elected). However, no stockholder shall be entitled to cumulate votes for a candidate unless such candidate’s name has been properly placed in nomination prior to the voting in accordance with Article Fifth of our Restated Certificate of Incorporation and the stockholder (or any other stockholder) has given notice at the meeting prior to the voting of the stockholder’s intention to cumulate votes. If any stockholder has given such notice, all stockholders may cumulate their votes for candidates properly placed in nomination.

Our common stock is listed on the NASDAQ Global Select Market. Outstanding shares of our common stock are validly issued, fully paid and non-assessable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, LLC.

Restrictions on Ownership

The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our common stock under the Change in Bank Control Act. Any holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Before acquiring control of a California state-chartered bank or its parent company, a person or entity must obtain the prior approval of the California Department of Business Oversight under the California Banking Law. “Control” means the power to vote 25% or more of the outstanding voting securities or the power to direct the management and policies of a bank or parent company. In addition, direct or indirect ownership, control or power to vote 10% or more of the outstanding voting securities of the bank or parent company is presumed to constitute control of the bank or parent company unless the acquiring person provides the California Department of Business Oversight with sufficient information to rebut this presumption.

Preferred Stock

General

We are authorized to issue 20,000,000 shares of preferred stock, $0.001 par value, in one or more series, with such designations and such relative voting, dividends, liquidation, conversion and other rights, preferences and limitations as fixed by our board of directors. The authorized but unissued shares of preferred stock may be issued pursuant to resolution by our board of directors without the vote of holders of our capital stock, subject to certain limitations imposed by law or our Bylaws.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax or net investment income tax;

•	tax-exempt organizations or governmental organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes (and investors therein);

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of our common stock other than a partnership or:

•	an individual citizen or resident of the United States (for tax purposes);

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof or other entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(3) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have not paid cash dividends on our common stock since 1992 and do not have any current plans to pay cash dividends on our common stock. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Common Stock.”

Subject to the discussion below on effectively connected income, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us or an applicable agent with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding legislation related to foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which tax may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

Legislation commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends on gross proceeds from the sale or other disposition of our common stock paid to a “non-financial foreign entities” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. Under certain transition rules, withholding under FATCA on withholdable payments to foreign financial institutions and non-financial foreign entities is expected to apply after December 31, 2016 with respect to gross proceeds from the sale or other disposition of stock in a U.S. corporation, including our common stock, and after June 30, 2014 with respect to dividends on our common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC	2,340,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	780,000
Keefe, Bruyette & Woods, Inc.	390,000
RBC Capital Markets, LLC	195,000
Sandler O’Neill & Partners, L.P.	195,000

Total	3,900,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $2.4240 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.8080 per share from the public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an over-allotment option to buy up to 585,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $4.04 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per Share	$4.04	$4.04
Total	$15,756,000	$18,119,400

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $612,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, during the period of 90 days following the date of the underwriting agreement (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or announce the offering of any shares of any class of our common stock or any securities convertible into, or exercisable or exchangeable for shares of any class of our common stock (whether such shares or any such securities are now owned or hereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of any class of our common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of any class of our common stock or such other securities, in cash or otherwise; provided, however, that we may issue, sell, contract to sell or otherwise dispose of or grant options for, shares of any class of our common stock or securities convertible into, or exchangeable for, shares of any class of our common stock: (1) pursuant to the underwriting agreement; (2) pursuant to any benefit plan, dividend reinvestment plan or any 10b5-1 plan in effect as of the date of the underwriting agreement; (3) pursuant to any warrants, stock options or other convertible securities outstanding as of the date of the underwriting agreement; and (4) as consideration for the acquisition by us or one of our subsidiaries from a third party of assets or of equity interests of any other entity which entity would, after giving effect to the acquisition of such equity interests, be a subsidiary of ours; provided that (x) the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue pursuant to this exception shall not exceed 10% of the total number of shares of common stock issued and outstanding immediately following the completion of the transactions contemplated by the underwriting agreement and (y) we will cause each recipient of such common stock to execute and deliver to the initial purchaser, on or prior to issuance of such common stock a lock-up agreement in the form agreed to by our directors and officers for the remainder of the lock-up period.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, during the period of 90 days following the date of the underwriting agreement, may not, without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, sell, offer or contract to sell, solicit offers to purchase, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the directors and officers or any of their affiliates or any person in privity with the director or officer or any of their affiliates), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction. Notwithstanding the foregoing, such persons may transfer any or all of our shares of common stock or any securities convertible into or exchangeable or exercisable for our common stock, either during his or her lifetime or on death, by gift, will or intestate succession, to members of his or her immediate family or to a trust the beneficiaries of which are exclusively the such person and/or a member or members of his or her immediate family; provided, however, that it shall be a condition to such transfer that, prior to the transfer, the transferee execute and deliver to the representatives an agreement stating that the transferee is receiving and holding the shares of common stock or other securities subject to, and the transferee agrees to be bound by, the provisions of the same lock-up agreement, and there shall be no further transfer of such shares of common stock or other securities, except in accordance with such lock-up agreement. In addition, the directors and officers may (i) sell or make deemed sales of common stock to us pursuant to net exercises or cashless exercises of options outstanding to the extent that such shares of common stock are not subsequently sold by us on the open market during the 90-day period referred to above, (ii) sell shares of common stock to us to discharge income tax liabilities resulting from the vesting of his or her restricted shares; provided, however, that in the case of clauses (i) and (ii), no filing or announcement of such sale or deemed sale shall be made by any party (transferor or transferee) except as required under Section 16 of the Exchange Act and any such required filing shall specify that the sale or deemed sale was made to us solely for the purpose of paying the exercise price of options and/or to discharge income tax liabilities, as applicable, (iii) sell shares of common stock acquired in the open market after the date of the Underwriting Agreement, (iv) sell, transfer or otherwise dispose of shares of common stock in an amount not to exceed, when aggregated with all dispositions under clause (iv) by our directors and officers who have executed similar lock-up agreements with the representatives in connection with this offering, 25,000 shares; provided, however, that any such disposition shall only be permitted upon prior written notice of such disposition and approval of such disposition by us (which approval shall be in our sole discretion), and (v) establish a 10b5-1 plan for the transfer of shares of common stock; provided, however, that in the case of clause (v), such 10b5-1 plan does not provide for the sale or transfer of shares of common stock prior to expiration of the 90-day period referred to above; and provided, further, that in the case of clause (v), no filing by any party under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with the establishment of such 10b5-1 plan. Notwithstanding the foregoing, the signatories to lock-up agreements are permitted to sell shares of common stock pursuant to a 10b5-1 plan in effect as of the date of the underwriting agreement so long as any required filing under Section 16 of the Exchange Act specifies that the sale or transfer was made pursuant to such plan.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “SIVB.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX

Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.

571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain regulatory matters will be passed upon for us by Manatt, Phelps & Phillips, LLP, San Francisco, California. Davis Polk & Wardwell LLP, Menlo Park, California, is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of SVB Financial Group as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated herein by reference, and upon the authority of such firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

We “incorporate by reference” certain documents we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and any information contained in this prospectus or in any document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or free writing prospectus provided to you in connection with this offering, or in any other document we subsequently file with the SEC that also is incorporated by reference in this prospectus, modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus.

The following documents previously filed with the SEC are hereby incorporated by reference in this prospectus:

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, including portions of our proxy statement from our 2014 Annual Meeting of Stockholders held on April 24, 2014 to the extent incorporated by reference in such Form 10-K;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014;

•	Our Current Reports on Form 8-K filed with the SEC on February 14, 2014 and April 28, 2014; and

•	The description of our common stock contained in our Registration Statements on Form 8-A filed with the SEC on April 23, 1987, as amended.

All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” or may in the future “furnish” to the SEC pursuant to the Exchange Act shall be incorporated by reference in this prospectus.

We hereby undertake to provide without charge to each person, including any person with a beneficial ownership interest, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference. Requests for such copies should be directed to our Investor Relations department, at the following address:

SVB Financial Group

3003 Tasman Drive

Santa Clara, CA 95054

(408) 654-6364

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly, current and special reports and other information with the SEC. You may read and copy and documents we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. The address of the site is www.sec.gov.

Our Internet address is www.svb.com. We make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and amendments to those reports filed or furnished pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Any Internet addresses provided in this prospectus are for information only and are not intended to be hyperlinks. In addition, the information on or available through our website is not a part of, and is not incorporated or deemed to be incorporated by reference in, this prospectus or any free writing prospectus.

This prospectus constitutes a part of a registration statement we filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of our common stock, reference is hereby made to the registration statement. The registration statement may be inspected at the public reference facilities maintained by the SEC at the address set forth above. Statements contained herein concerning any document filed as an exhibit are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

3,900,000 shares

Common Stock

PROSPECTUS

Joint Book-Running Managers

J.P. Morgan	BofA Merrill Lynch

Co-Managers

Keefe, Bruyette & Woods A Stifel Company
RBC Capital Markets
Sandler O’Neill + Partners, L.P.

May 13, 2014